UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EVmo, Inc.

(Name of Issuer as Specified in its Certificate of Incorporation)

Rideshare Rental, Inc.

(Former Name of Issuer as Specified in its Certificate of Incorporation)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

985294107

(CUSIP Number)

May 26, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	985294107

1	Names of Reporting Persons X, LLC.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,353,757
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,353,757
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,353,757
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 3.8[1]
12	Type of Reporting Person (See Instructions) OO

1 Based on 35,370,899 shares of Common Stock outstanding as of May 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

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Item 1.

(a)	Name of Issuer:

EVmo, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

433 N. Camden Drive, Suite 600, Beverly Hills, California 90210

Item 2.

(a)	Name of Person Filing:

X, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

635 Astral Dr., Los Angeles, California 90046

(c)	Citizenship:

United States

(d)	Title and Class of Securities:

Common Stock, par value $0.000001 per share

(e)	CUSIP No.:

985294-10-7

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____; or

(k)	[_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount Beneficially Owned: 1,353,757

(b)	Percent of Class: 3.8%[2]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,353,757

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,353,757

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

X, LLC is an entity that is wholly-owned and controlled by Ramy El-Batrawi, who has voting and dispositive control over securities owned by X, LLC, and this Report is also filed on his behalf.

From February 28, 2020 through February 26, 2021, Mr. El-Batrawi was a director and the chief executive officer of the Issuer.

On January 8, 2021, 5,000,000 shares of common stock of the Issuer were transferred to the reporting person in cancellation of a promissory note issued in September 2019 by the transferor in the principal amount of $15,000,000.

On February 26, 2021, the reporting person sold 6,000,000 shares of common stock of the Issuer, and, on March 2, 2021, gifted 100,000 shares of common stock to the Issuer.

On March 2, 2021, Mr. El-Batrawi acquired 960,550 shares pursuant to a net exercise of incentive stock options.

Subsequently, in various transactions in April and May 2021 through the date of the event which requires filing of this Schedule, the reporting person sold an aggregate of 1,803,988 shares of common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

2 Based on 35,370,899 shares of Common Stock outstanding as of May 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2021	X, LLC.

	Signature:	/s/ Ramy El-Batrawi
	Name/Title	Ramy El-Batrawi, Founder

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